Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2021

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2021	2020	2021	2020
			Note 1		Note 1
SALES	2	6,024	4,227	20,445	16,856
Freight, transportation and distribution		220	204	653	653
Cost of goods sold		3,639	3,004	13,589	12,129
GROSS MARGIN		2,165	1,019	6,203	4,074
Selling expenses		749	676	2,287	2,081
General and administrative expenses		110	107	329	312
Provincial mining taxes		128	58	293	163
Share-based compensation expense		64	29	125	9
Impairment of assets	2	7	823	12	823
Other expenses	3	50	48	203	187
EARNINGS (LOSS) BEFORE FINANCE COSTS AND INCOME TAXES		1,057	(722)	2,954	499
Finance costs		122	129	367	401
EARNINGS (LOSS) BEFORE INCOME TAXES		935	(851)	2,587	98
Income tax expense (recovery)	4	209	(264)	615	(45)
NET EARNINGS (LOSS)		726	(587)	1,972	143
Attributable to
Equity holders of Nutrien		717	(587)	1,952	143
Non-controlling interest		9	-	20	-
NET EARNINGS (LOSS)		726	(587)	1,972	143

NET EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		1.26	(1.03)	3.42	0.25
Diluted		1.25	(1.03)	3.41	0.25
Weighted average shares outstanding for basic EPS		570,627,000	569,146,000	570,216,000	569,818,000
Weighted average shares outstanding for diluted EPS		572,224,000	569,146,000	571,735,000	569,818,000
Condensed Consolidated Statements of Comprehensive Income (Loss)
		Three Months Ended September 30		Nine Months Ended September 30
(Net of related income taxes)		2021	2020	2021	2020
NET EARNINGS (LOSS)		726	(587)	1,972	143
Other comprehensive (loss) income
Items that will not be reclassified to net earnings (loss):
Net actuarial gain on defined benefit plans		-	-	-	3
Net fair value gain (loss) on investments		46	(4)	116	(25)
Items that have been or may be subsequently reclassified to net earnings (loss):
(Loss) gain on currency translation of foreign operations		(124)	69	(129)	(52)
Other		(1)	6	19	(12)
OTHER COMPREHENSIVE (LOSS) INCOME		(79)	71	6	(86)
COMPREHENSIVE INCOME (LOSS)		647	(516)	1,978	57
Attributable to
Equity holders of Nutrien		638	(516)	1,959	57
Non-controlling interest		9	-	19	-
COMPREHENSIVE INCOME (LOSS)		647	(516)	1,978	57

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2021	2020	2021	2020

OPERATING ACTIVITIES
Net earnings (loss)		726	(587)	1,972	143
Adjustments for:
Depreciation and amortization		489	500	1,454	1,490
Share-based compensation expense		64	29	125	9
Impairment of assets	2	7	823	12	823
Recovery of deferred income tax		(87)	(161)	(97)	(99)
Cloud computing transition adjustment	3	-	-	36	-
Other long-term assets, liabilities and miscellaneous		(12)	(121)	42	(221)
Cash from operations before working capital changes		1,187	483	3,544	2,145
Changes in non-cash operating working capital:
Receivables		(266)	692	(3,101)	(1,455)
Inventories		130	407	193	1,153
Prepaid expenses and other current assets		(133)	(77)	865	936
Payables and accrued charges		(2,483)	(2,190)	(1,252)	(2,234)
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(1,565)	(685)	249	545
INVESTING ACTIVITIES
Capital expenditures [1]		(474)	(285)	(1,215)	(1,014)
Business acquisitions, net of cash acquired		(30)	(43)	(70)	(216)
Other		(19)	(28)	(57)	21
CASH USED IN INVESTING ACTIVITIES		(523)	(356)	(1,342)	(1,209)
FINANCING ACTIVITIES
Transaction costs related to debt		-	-	(7)	(15)
Proceeds from short-term debt, net		1,040	397	1,037	601
Proceeds from long-term debt		81	14	89	1,520
Repayment of long-term debt		-	-	(5)	(507)
Repayment of principal portion of lease liabilities		(78)	(69)	(242)	(203)
Dividends paid to Nutrien’s shareholders	6	(261)	(257)	(779)	(771)
Repurchase of common shares	6	(148)	-	(150)	(160)
Issuance of common shares		125	-	188	-
Other		(2)	-	(14)	-
CASH PROVIDED BY FINANCING ACTIVITIES		757	85	117	465
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(20)	6	(35)	(7)

DECREASE IN CASH AND CASH EQUIVALENTS		(1,351)	(950)	(1,011)	(206)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		1,794	1,415	1,454	671
CASH AND CASH EQUIVALENTS – END OF PERIOD		443	465	443	465
Cash and cash equivalents comprised of:
Cash		315	328	315	328
Short-term investments		128	137	128	137
		443	465	443	465
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		81	85	319	334
Income taxes paid		212	27	356	92
Total cash outflow for leases		91	78	299	266

1 Includes additions to property, plant and equipment and intangible assets for the three months ended September 30, 2021 of $445 and $29 (2020 - $266 and $19), respectively, and for the nine months ended September 30, 2021 of $1,148 and $67 (2020 - $927 and $87), respectively.

  (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value (Loss) Gain on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien (Note 1)	Non- Controlling Interest (Note 1)	Total Equity

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869	38	22,907

Net earnings	-	-	-	-	-	-	-	-	143	143	-	143

Other comprehensive (loss) income	-	-	-	(25)	3	(52)	(12)	(86)	-	(86)	-	(86)

Shares repurchased (Note 6)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(770)	(770)	-	(770)

Effect of share-based compensation including issuance of common shares	35,706	1	10	-	-	-	-	-	-	11	-	11

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	13	13	-	13	-	13

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-	-	-

BALANCE – SEPTEMBER 30, 2020	569,145,935	15,667	203	(54)	-	(256)	(17)	(327)	6,477	22,020	38	22,058

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(36)	-	(62)	(21)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	-	-	1,952	1,952	20	1,972

Other comprehensive income (loss)	-	-	-	116	-	(128)	19	7	-	7	(1)	6

Shares repurchased (Note 6)	(2,460,097)	(68)	(46)	-	-	-	-	-	(36)	(150)	-	(150)

Dividends declared	-	-	-	-	-	-	-	-	(786)	(786)	-	(786)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(1)	(1)	(14)	(15)

Effect of share-based compensation including issuance of common shares	4,166,620	213	(12)	-	-	-	-	-	-	201	-	201

Transfer of net gain on cash flow hedges	-	-	-	-	-	-	(10)	(10)	-	(10)	-	(10)

Share cancellation (Note 6)	(210,173)	-	-	-	-	-	-	-	-	-	-	-

BALANCE – SEPTEMBER 30, 2021	570,756,756	15,818	147	80	-	(190)	(12)	(122)	7,735	23,578	43	23,621

  1   Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		September 30		December 31

As at	Note	2021	2020	2020

			Note 1	Note 1

ASSETS

Current assets

Cash and cash equivalents		443	465	1,454

Receivables		6,911	5,087	3,626

Inventories		4,674	3,829	4,930

Prepaid expenses and other current assets		654	500	1,460

		12,682	9,881	11,470

Non-current assets

Property, plant and equipment		19,704	19,308	19,660

Goodwill		12,220	12,179	12,198

Other intangible assets		2,349	2,352	2,388

Investments		682	809	562

Other assets		679	742	914

TOTAL ASSETS		48,316	45,271	47,192

LIABILITIES

Current liabilities

Short-term debt		1,255	1,644	159

Current portion of long-term debt		46	-	14

Current portion of lease liabilities		281	230	249

Payables and accrued charges		6,930	5,239	8,058

		8,512	7,113	8,480

Non-current liabilities

Long-term debt		10,094	10,041	10,047

Lease liabilities		896	847	891

Deferred income tax liabilities	4	3,043	3,053	3,149

Pension and other post-retirement benefit liabilities		451	446	454

Asset retirement obligations and accrued environmental costs		1,523	1,575	1,597

Other non-current liabilities		176	138	171

TOTAL LIABILITIES		24,695	23,213	24,789

SHAREHOLDERS’ EQUITY

Share capital	6	15,818	15,667	15,673

Contributed surplus		147	203	205

Accumulated other comprehensive loss		(122)	(327)	(119)

Retained earnings		7,735	6,477	6,606

Equity holders of Nutrien		23,578	22,020	22,365

Non-controlling interest		43	38	38

TOTAL SHAREHOLDERS’ EQUITY		23,621	22,058	22,403

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		48,316	45,271	47,192

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2021

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2020 annual consolidated financial statements except as disclosed in Note 3. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2020 annual consolidated financial statements.

Certain immaterial 2020 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of changes in shareholders’ equity, condensed consolidated balance sheets and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

We prepare our interim financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impacts arising from the novel coronavirus (“COVID-19”) pandemic. The future assessment of these estimates, including expectations about the severity, duration and scope of the COVID-19 pandemic, could differ materially in future reporting periods. As a result of the COVID-19 pandemic, we incurred directly attributable and incremental COVID-19 related expenses in other expenses (Note 3).

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on November 1, 2021.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended September 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,336	1,188	1,037	463	-	-	6,024

– intersegment	11	107	162	39	-	(319)	-

Sales – total	3,347	1,295	1,199	502	-	(319)	6,024

Freight, transportation and distribution	-	107	98	54	-	(39)	220

Net sales	3,347	1,188	1,101	448	-	(280)	5,804

Cost of goods sold	2,430	372	695	340	-	(198)	3,639

Gross margin	917	816	406	108	-	(82)	2,165

Selling expenses	746	3	7	2	(9)	-	749

General and administrative expenses	45	1	3	3	58	-	110

Provincial mining taxes	-	128	-	-	-	-	128

Share-based compensation expense	-	-	-	-	64	-	64

Impairment of assets	-	7	-	-	-	-	7

Other expenses (income)	17	7	(11)	7	30	-	50

Earnings (loss) before finance costs and income taxes	109	670	407	96	(143)	(82)	1,057

Depreciation and amortization	182	131	125	39	12	-	489

EBITDA [1]	291	801	532	135	(131)	(82)	1,546

Integration and restructuring related costs	-	-	-	-	8	-	8

Share-based compensation expense	-	-	-	-	64	-	64

Impairment of assets	-	7	-	-	-	-	7

COVID-19 related expenses	-	-	-	-	16	-	16

Foreign exchange loss, net of related derivatives	-	-	-	-	1	-	1

Adjusted EBITDA	291	808	532	135	(42)	(82)	1,642

Assets – at September 30, 2021	21,389	12,412	10,464	1,503	3,094	(546)	48,316
1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended September 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,734	634	524	312	23	-	4,227

– intersegment	8	63	103	40	-	(214)	-

Sales – total	2,742	697	627	352	23	(214)	4,227

Freight, transportation and distribution	-	106	87	60	-	(49)	204

Net sales	2,742	591	540	292	23	(165)	4,023

Cost of goods sold	2,059	303	482	293	20	(153)	3,004

Gross margin	683	288	58	(1)	3	(12)	1,019

Selling expenses	669	3	7	1	(4)	-	676

General and administrative expenses	34	2	3	2	66	-	107

Provincial mining taxes	-	58	-	-	-	-	58

Share-based compensation expense	-	-	-	-	29	-	29

Impairment of assets	-	22	27	769	5	-	823

Other (income) expenses	(12)	(1)	(16)	10	67	-	48

(Loss) earnings before finance costs and income taxes	(8)	204	37	(783)	(160)	(12)	(722)

Depreciation and amortization	170	124	131	60	15	-	500

EBITDA	162	328	168	(723)	(145)	(12)	(222)

Integration and restructuring related costs	-	-	-	-	10	-	10

Share-based compensation expense	-	-	-	-	29	-	29

Impairment of assets	-	22	27	769	5	-	823

COVID-19 related expenses	-	-	-	-	11	-	11

Foreign exchange loss, net of related derivatives	-	-	-	-	13	-	13

Loss on disposal of business	-	-	-	-	6	-	6

Adjusted EBITDA	162	350	195	46	(71)	(12)	670

Assets – at December 31, 2020 [1]	20,526	11,707	10,077	1,388	3,917	(423)	47,192

1  In 2021, certain assets related to transportation, distribution and logistics were reclassified under Corporate and Others as these are centrally managed. Comparative figures have been restated to reflect this change. Depreciation expense related to these assets are allocated to the rest of the segments based on usage.

Unaudited	In millions of US dollars except as otherwise noted

	Nine Months Ended September 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	13,818	2,663	2,740	1,224	-	-	20,445

– intersegment	38	258	629	171	-	(1,096)	-

Sales – total	13,856	2,921	3,369	1,395	-	(1,096)	20,445

Freight, transportation and distribution	-	305	329	159	-	(140)	653

Net sales	13,856	2,616	3,040	1,236	-	(956)	19,792

Cost of goods sold	10,429	980	2,068	978	-	(866)	13,589

Gross margin	3,427	1,636	972	258	-	(90)	6,203

Selling expenses	2,276	8	22	5	(24)	-	2,287

General and administrative expenses	125	6	8	8	182	-	329

Provincial mining taxes	-	293	-	-	-	-	293

Share-based compensation expense	-	-	-	-	125	-	125

Impairment of assets	-	7	5	-	-	-	12

Other expenses (income)	66	19	(36)	13	141	-	203

Earnings (loss) before finance costs and income taxes	960	1,303	973	232	(424)	(90)	2,954

Depreciation and amortization	528	371	409	112	34	-	1,454

EBITDA	1,488	1,674	1,382	344	(390)	(90)	4,408

Integration and restructuring related costs	8	-	-	-	39	-	47

Share-based compensation expense	-	-	-	-	125	-	125

Impairment of assets	-	7	5	-	-	-	12

COVID-19 related expenses	-	-	-	-	34	-	34

Foreign exchange loss, net of related derivatives	-	-	-	-	1	-	1

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,497	1,683	1,387	344	(158)	(90)	4,663

Assets – at September 30, 2021	21,389	12,412	10,464	1,503	3,094	(546)	48,316

	Nine Months Ended September 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	12,140	1,798	1,925	923	70	-	16,856

– intersegment	27	191	481	146	-	(845)	-

Sales – total	12,167	1,989	2,406	1,069	70	(845)	16,856

Freight, transportation and distribution	-	293	335	187	-	(162)	653

Net sales	12,167	1,696	2,071	882	70	(683)	16,203

Cost of goods sold	9,316	878	1,708	862	63	(698)	12,129

Gross margin	2,851	818	363	20	7	15	4,074

Selling expenses	2,068	7	19	4	(17)	-	2,081

General and administrative expenses	102	5	7	7	191	-	312

Provincial mining taxes	-	161	1	-	1	-	163

Share-based compensation expense	-	-	-	-	9	-	9

Impairment of assets	-	22	27	769	5	-	823

Other expenses (income)	36	4	(25)	19	153	-	187

Earnings (loss) before finance costs and income taxes	645	619	334	(779)	(335)	15	499

Depreciation and amortization	488	329	453	179	41	-	1,490

EBITDA	1,133	948	787	(600)	(294)	15	1,989

Integration and restructuring related costs	-	-	-	-	38	-	38

Share-based compensation expense	-	-	-	-	9	-	9

Impairment of assets	-	22	27	769	5	-	823

COVID-19 related expenses	-	-	-	-	30	-	30

Foreign exchange loss, net of related derivatives	-	-	-	-	4	-	4

Loss on disposal of business	-	-	-	-	6	-	6

Adjusted EBITDA	1,133	970	814	169	(202)	15	2,899

Assets – at December 31, 2020	20,526	11,707	10,077	1,388	3,917	(423)	47,192

Unaudited	In millions of US dollars except as otherwise noted

During the three and nine months ended September 30, 2020, we recorded an impairment to our property, plant and equipment of $545 and $215 at our Aurora and White Springs cash-generating units (“CGUs”), respectively, due to lower long-term forecasted global phosphate prices. The Aurora CGU recoverable value was based on fair value less costs of disposal (a level 3 measurement) using after-tax discounted cash flows (using a five-year projection and a terminal year thereafter to the expected mine life), while the White Springs CGU recoverable value was based on value in use using pre-tax discounted cash flows until the end of the mine life. For additional information relating to the impairment see Note 13 of the 2020 annual consolidated financial statements.

During the nine months ended September 30, 2021, we recorded $12 (2020 – $63) of impairment losses relating to other non-current assets.

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended September 30		Nine Months Ended September 30

	2021	2020	2021	2020

Retail sales by product line

Crop nutrients	1,194	780	5,255	4,092

Crop protection products	1,469	1,328	5,220	4,774

Seed	140	103	1,819	1,638

Merchandise	265	234	763	703

Nutrien Financial	54	36	138	92

Services and other	276	296	784	951

Nutrien Financial elimination [1]	(51)	(35)	(123)	(83)

	3,347	2,742	13,856	12,167

Potash sales by geography

Manufactured product

North America	590	358	1,446	1,002

Offshore [2]	705	339	1,475	987

	1,295	697	2,921	1,989

Nitrogen sales by product line

Manufactured product

Ammonia	401	129	994	576

Urea	339	214	985	780

Solutions, nitrates and sulfates	326	177	852	606

Other nitrogen and purchased products	133	107	538	444

	1,199	627	3,369	2,406

Phosphate sales by product line

Manufactured product

Fertilizer	306	216	836	622

Industrial and feed	146	105	405	342

Other phosphate and purchased products	50	31	154	105

	502	352	1,395	1,069

1  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

2  Relates to Canpotex Limited (“Canpotex”) (Note 8).

Unaudited	In millions of US dollars except as otherwise noted

NOTE 3  OTHER EXPENSES (INCOME)

	Three Months Ended September 30		Nine Months Ended September 30

	2021	2020	2021	2020

Integration and restructuring related costs	8	10	47	38

Foreign exchange loss, net of related derivatives	1	14	4	1

Earnings of equity-accounted investees	(21)	(23)	(43)	(46)

Bad debt expense (recovery)	7	(18)	22	9

COVID-19 related expenses	16	11	34	30

Loss on disposal of business	-	6	-	6

Cloud computing transition adjustment	-	-	36	-

Other expenses	39	48	103	149

	50	48	203	187

In the second quarter of 2021, the IFRS Interpretations Committee published a final agenda decision clarifying how to recognize certain configuration and customization expenditures related to cloud computing with retrospective application. Costs that do not meet the capitalization criteria should be expensed as incurred. We changed our accounting policy to align with the interpretation and previously capitalized costs that no longer qualify for capitalization were expensed in the current period since they were not material.

NOTE 4  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30

	2021	2020	2021	2020

Income tax expense (recovery)	209	(264)	615	(45)

Actual effective tax rate on earnings (loss) (%)	23	26	24	14

Actual effective tax rate including discrete items (%)	22	31	24	(47)

Discrete tax adjustments that impacted the tax rate	(10)	(48)	(13)	(59)

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at September 30, 2021	As at December 31, 2020
Income tax assets
Current	Receivables	343	83
Non-current	Other assets	88	305
Deferred income tax assets	Other assets	233	242
Total income tax assets		664	630
Income tax liabilities
Current	Payables and accrued charges	418	48
Non-current	Other non-current liabilities	43	40
Deferred income tax liabilities	Deferred income tax liabilities	3,043	3,149
Total income tax liabilities		3,504	3,237

Unaudited	In millions of US dollars except as otherwise noted

NOTE 5  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2020 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	September 30, 2021				December 31, 2020

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Level 3	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	443	-	443	-	1,454	-	1,454

Derivative instrument assets	29	-	29	-	45	-	45

Other current financial assets - marketable securities [2]	226	32	194	-	161	24	137

Investments at FVTOCI [3]	279	269	-	10	153	153	-

Derivative instrument liabilities	(23)	-	(23)	-	(48)	-	(48)

Amortized cost

Current portion of long-term debt

Fixed and floating rate debt	(46)	-	(46)	-	(14)	-	(14)

Long-term debt

Notes and debentures	(9,984)	(5,368)	(6,059)	-	(9,994)	(3,801)	(7,955)

Fixed and floating rate debt	(110)	-	(110)	-	(53)	-	(53)

1  During the periods ended September 30, 2021 and December 31, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3  Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

NOTE 6  SHARE CAPITAL

Share repurchase programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2019 Normal Course Issuer Bid	February 27, 2019	February 26, 2020	42,164,420	7	33,256,668

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid [1]	March 1, 2021	February 28, 2022	28,468,448	5	2,460,097

1  The 2021 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Unaudited	In millions of US dollars except as otherwise noted

The following table summarizes our share repurchase activities during the period:

	Three Months Ended September 30		Nine Months Ended September 30

	2021	2020	2021	2020
Number of common shares repurchased for cancellation	2,427,369	-	2,460,097	3,832,580
Average price per share (US dollars)	61.18	-	61.07	41.96
Total cost	148	-	150	160

Dividends declared

We declared a dividend per share of $0.46 (2020 – $0.45) during the three months ended September 30, 2021, payable on October 15, 2021 to shareholders of record on September 30, 2021 and total dividends of $1.38 (2020 – $1.35) during the nine months ended September 30, 2021.

Share cancellation

Effective September 1, 2021, we cancelled 210,173 shares due to the expiration of the period when legacy companies’ (Potash Corporation of Saskatchewan Inc. and Agrium Inc.) shares could be exchanged under the plan of arrangement, wherein Nutrien became the parent company of the legacy companies.

NOTE 7  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 8  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	September 30, 2021	December 31, 2020

Receivables from Canpotex	593	122